UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer


02043348

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of July 2002

(Commission File. No 0-30718).


PROCESSING
SECTION
RECEIVED
JUL 1 9 2002
WASH. D.C.

SIERRA WIRELESS, INC., A CANADA CORPORATION
(Translation of registrant's name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant's Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ___ 40-F _x_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes: ____ No: _x_

NEWS RELEASE

Sierra Wireless Announces Completion of Amendments to Supply Agreement with AT&T Wireless

AT&T Approval Received for AirCard® 710 Wireless Network Card

Vancouver, BC – July 10, 2002 -- Sierra Wireless (NASDAQ:SWIR – TSE:SW) announced today the completion of amendments to its supply agreement with AT&T Wireless (NYSE: AWE). AT&T Wireless has also granted commercial acceptance of the AirCard 710 wireless network card.

The amended agreement provides for Sierra Wireless to supply AT&T Wireless with the AirCard 710 and adds provisions for supply of the AirCard 750, both for use on AT&T's GSM/GPRS wireless network. Volume commitments total approximately $6.5 million with deliveries scheduled to commence during the third quarter of 2002 and continue through the fourth quarter of 2003. Additional volume is dependent on end customer demand.

"Completing this agreement with AT&T Wireless and receiving commercial approval for the AirCard 710 are important milestones for Sierra Wireless," said Jason Cohenour, Senior Vice President of Sales and Marketing for Sierra Wireless. "We look forward to our first US launch of the AirCard 710 and to satisfying the needs of demanding mobile professionals who require real time wireless access to email, corporate applications and the Internet".

Both the AirCard 710 and AirCard 750 GSM/GPRS wireless network cards are important tools for users who travel and work outside the office and require wireless access to information from their notebooks, laptops, and Personal Data Assistants (PDAs). Wireless wide area network (WAN) solutions allow companies to extend corporate applications to their mobile workforce and improve communication and effectiveness in a growing mobile environment. Regulatory approvals have been received for both products in major market regions including North America, Europe and Asia. Industry certification of both products supports their use on communication networks in global markets.

The AirCard 710 is a single band GPRS PC Card for access to North American GSM and GPRS networks. Roaming at speeds up to 56 kbps, mobile users can use the Sierra Wireless AirCard 710 for reliable wireless access to enterprise networks, e-mail, and the Internet. Without the need for a landline or cellular phone connection, the AirCard 710 keeps mobile users connected to their mobile devices as if they were in their office -- anywhere, anytime within cellular coverage. For more information about the Sierra

Wireless AirCard 710 please visit:
http://www.sierrawireless.com/ProductsOrdering/AC710_GSM.html

The AirCard 750 improves communication and speeds up response times for mobile users in global markets. The product operates as a tri-band (900, 1800, and 1900 MHz) network interface card (NIC) for worldwide access to GSM and GPRS networks. The AirCard 750 provides seamless access to corporate and personal applications through its true Type II PC Card design and application software, which easily integrates with a Windows notebook or handheld device. The product's superior power management also allows users to work wirelessly without the need for backup batteries or frequent recharging. For more information about the Sierra Wireless AirCard 750 please visit: www.sierrawireless.com/ProductsOrdering/AC710-750GSM.html.

Forward-Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, revenues, gross margins, operating expenses, profits and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding future revenues depend upon our ability to develop, manufacture and supply products which we do not produce today and that meet defined specifications. When used in this press release, the words "plan," "expect," "believe," and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

About Sierra Wireless
Sierra Wireless, Inc. is a leading provider of wireless data communications products. Sierra Wireless develops and markets wireless PC Cards for portable computers, wireless adapters for PDA's, OEM modules for embedded applications and rugged vehicle-mounted wireless systems. Sierra Wireless is the founding member of the WirelessReady™ Alliance, an alliance of industry-leading hardware, software and service companies committed to the delivery of complete and compelling wireless data solutions. For more information on Sierra Wireless, visit its Web site at www.sierrawireless.com

For more information, please contact:

Kathleen Gallagher
Sierra Wireless, Inc.
(604) 233-6309
Kathleen@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By: 

Peter W. Roberts, Chief Financial Officer

Date: July 12, 2002

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